UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-31221

Total number of pages: 9

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 15 , 2017	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	NTT DOCOMO Announces New Management Team

NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May 15, 2017

NTT DOCOMO Announces New Management Team

TOKYO, JAPAN, May 15, 2017 — NTT DOCOMO, INC. announced today that its board of directors has met and proposed the following changes in executive positions for official approval at the shareholders meeting, the board of directors meeting, and the audit & supervisory board meeting scheduled on June 20, 2017.

1. Changes in Executives

1) Reasons for Change of Executives

To further grow and develop the company under the new management setup

2) Resigning Representative Directors

Name	Current Position
Akira Terasaki	Senior Executive Vice President Member of the Board of Directors [expected to join Asurion Japan Holdings G.K.]

2. Other Executive Changes

1) New Members of the Board of Directors (candidates)

Name	Current Position
Hiroshi Nakamura	Senior Vice President
Hozumi Tamura	Senior Vice President

2) New Audit & Supervisory Board Members (candidates)

Name	Current Position
Shoji Suto	Senior Executive Vice President Member of the Board of Directors (DOCOMO CS, Inc.)
Hironobu Sagae*	President and Chief Executive Officer Member of the Board of Directors (NTT DATA MANAGEMENT SERVICE Corporation)

*	Mr. Hironobu Sagae is expected to become an Outside Audit & Supervisory Board Member.

3) New Senior Vice Presidents (candidates)

Name	Current Position
Hiroko Kawasaki	General Manager of Corporate Social Responsibility Department
Tomoyoshi Oono	General Manager of Service Innovation Department
Yoshiaki Maeda	General Manager of Platform Business Department
Kan Takamoto	General Manager of Corporate Sales and Marketing Department III
Toshiaki Sakurai	Vice President of Global Business Office (NIPPON TELEGRAPH AND TELEPHONE CORPORATION)
Naoki Tani	General Manager of IoT Business Department
Katsuyuki Takagi	General Manager of Investor Relations Department

4) Resigning Members of the Board of Directors

Name	Current Position
Seizo Onoe*	Executive Vice President Member of the Board of Directors [DOCOMO Technology, Inc.]

*	Mr. Seizo Onoe is currently a Member of the Board of Directors at DOCOMO Technology, Inc., and is expected to stay in the same position.

5) Resigning Audit & Supervisory Board Members

Name	Current Position
Tooru Kobayashi	Full-time Audit & Supervisory Board Member [expected to become Adviser]
Naoto Shiotsuka	Full-time Outside Audit & Supervisory Board Member [expected to become Adviser]

6) Resigning Senior Vice Presidents

Name	Current Position
Syohei Sakaguchi	Senior Vice President [expected to join Sumitomo Mitsui Card Co., Ltd.]
Ichiro Nishino	Senior Vice President [expected to join DOCOMO CS, Inc.]
Yohji Maruyama	Senior Vice President [expected to join DOCOMO Systems, Inc.]
Minoru Etoh*	Senior Vice President [Mirai Translate, Inc.]

*	Mr. Minoru Etoh is currently a Member of the Board of Directors at Mirai Translate, Inc., and is expected to stay in the same position.

7) Executive Vice Presidents and Members of the Board of Directors (candidates)

Name	Current Position
Hirotaka Sato	Executive Vice President Member of the Board of Directors
Kiyohiro Omatsuzawa	Executive Vice President Member of the Board of Directors
Hiroshi Tsujigami	Executive Vice President Member of the Board of Directors

Kouji Furukawa	Executive Vice President Member of the Board of Directors
Kyoji Murakami	Executive Vice President Member of the Board of Directors
Hiroshi Nakamura	Senior Vice President
Hozumi Tamura	Senior Vice President

8) Executive Vice Presidents (candidates)

Name	Current Position
Hajime Kii	Executive Vice President
Kazuhiro Takagi	Executive Vice President

3. Expected Executive Positions and Organizational Responsibilities as of June 20, 2017

Positions	Name	Organizational Responsibilities
President and Chief Executive Officer Member of the Board of Directors	Kazuhiro Yoshizawa
Senior Executive Vice President Chief Information Officer Chief Information Security Officer Chief Privacy Officer Member of the Board of Directors	Hiroyasu Asami	Responsible for: - Technology - Devices - Information strategy - Preparation for 2020*

Senior Executive Vice President Member of the Board of Directors	Toshiki Nakayama	Responsible for: - Global business - Corporate - CSR
Executive Vice President Chief Financial Officer Member of the Board of Directors	Hirotaka Sato	General Manager of Accounts and Finance Department Responsible for: - Finance - Business alliance
Executive Vice President Member of the Board of Directors	Kiyohiro Omatsuzawa	General Manager of Corporate Strategy & Planning Department Responsible for: - Mobile Society Research Institute
Executive Vice President Member of the Board of Directors	Hiroshi Tsujigami	Executive General Manager of Sales and Marketing Division Responsible for: - Broadband Business
Executive Vice President Member of the Board of Directors	Kouji Furukawa	Executive General Manager of Corporate Sales and Marketing Division General Manager of TOHOKU Reconstruction Support Office
Executive Vice President Member of the Board of Directors	Kyoji Murakami	Executive General Manager of Smart-life Business Division
Executive Vice President Chief Technology Officer Member of the Board of Directors	Hiroshi Nakamura	Executive General Manager of R&D Innovation Division

Executive Vice President Member of the Board of Directors	Hozumi Tamura	General Manager of Network Department Responsible for: - Network From July 1, 2017, will assume dual posts of Executive General Manager of Network Division and General Manager of Network Department
Senior Vice President Member of the Board of Directors	Seiji Maruyama	General Manager of Human Resources Management Department
Member of the Board of Directors	Kaoru Kato	Corporate Advisor
Outside Member of the Board of Directors	Teruyasu Murakami	—
Outside Member of the Board of Directors	Noriko Endo	—
Member of the Board of Directors	Shinichiro Ueno	—
Executive Vice President	Hajime Kii	Executive General Manager of Kansai Regional Office
Executive Vice President	Kazuhiro Takagi	Executive General Manager of Kyushu Regional Office
Senior Vice President	Kouji Tsubouchi	Executive General Manager of Hokkaido Regional Office
Senior Vice President	Michio Fujiwara	Executive General Manager of Tohoku Regional Office
Senior Vice President	Makoto Tani	Executive General Manager of Tokai Regional Office

Senior Vice President	Hiroko Kawasaki	Executive General Manager of Hokuriku Regional Office
Senior Vice President	Tomohisa Ueno	Executive General Manager of Chugoku Regional Office
Senior Vice President	Mayumi Tateishi	Executive General Manager of Shikoku Regional Office
Senior Vice President	Shigeto Torizuka	General Manager of Tokyo Branch
Senior Vice President	Hikaru Kawachiyama	General Manager of Kanagawa Branch
Senior Vice President	Tomoyoshi Oono	General Manager of R&D Strategy Department General Manager of Innovation Management Department
Senior Vice President	Yoshiaki Maeda	General Manager of Platform Business Department
Senior Vice President	Koichi Takahara	General Manager of Smart-life Solutions Department
Senior Vice President	Ken Yoshizaki	General Manager of Financial Business Department
Senior Vice President	Kenichi Mori	General Manager of Product Department
Senior Vice President	Taku Yamazaki	General Manager of Radio Access Network Engineering Department
Senior Vice President	Kan Takamoto	General Manager of Sales Promotion Department
Senior Vice President	Osamu Hirokado	General Manager of Frontline Support Department
Senior Vice President	Toshiaki Sakurai	General Manager of Corporate Sales and Marketing Department II
Senior Vice President	Naoki Tani	General Manager of IoT Business Department
Senior Vice President	Katsuyuki Takagi	Executive General Manager of Global Business Division

*	“2020” refers to the anticipated increase in tourism and general economic activity, between now and 2020 and the opportunity to develop various new products and services to capture this anticipated increase in demand.

Position	Name
Full-time Audit & Supervisory Board Member	Shoji Suto
Full-time Outside Audit & Supervisory Board Member	Toshimune Okihara
Full-time Outside Audit & Supervisory Board Member	Yutaka Kawataki
Full-time Outside Audit & Supervisory Board Member	Hironobu Sagae
Outside Audit & Supervisory Board Member	Eiko Tsujiyama

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 74 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to several mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit https://www.nttdocomo.co.jp/english/.